SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

July 16, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

Attention:                 Mr. James E. O’Connor, Senior Counsel

Ms. Sheila Stout, Senior Accountant

100 F Street, NE

Washington, DC 20549

Re:                             Main Street Capital Corporation

Registration Statement on Form N-2 (File Number: 333-203147)

Dear Mr. O’Connor and Ms. Stout:

On behalf of Main Street Capital Corporation (the “Company”), set forth below is the Company’s response to an oral comment received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission on July 16, 2015 relating to the above-referenced Form N-2 registration statement.  The Staff requested that the Company represent to the Staff that based on its preliminary estimates of its financial information as of June 30, 2015 the Company would be in compliance with the asset coverage requirement set forth in Section 18 of the Investment Company Act of 1940, as amended, as modified by Section 61, (the “Asset Coverage Requirement”) if the Company were to treat its unfunded commitments as “senior securities” for the purposes of Sections 18 and Section 61, consistent with the methodology previously approved by the Staff.

The Company hereby confirms that based on its preliminary estimates of its financial information as of June 30, 2015 the Company would currently be in compliance with the Asset Coverage Requirement if the Company were to treat its unfunded commitments as “senior securities” for the purposes of Sections 18 and 61.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas